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                                                                       Exhibit 2
[LOGO] ADB
                                    ADB Systems International Ltd.
                                    6725 Airport Road, Suite 201
                                    Mississauga, ON    L4V 1V2
                                    Tel: 905-672-7467 / Facsimile: 905-672-5705
                                    Website: www.adbsys.co
                                    (OTCBB: ADBI, TSX: ADY)

For Immediate Release

                    ADB SYSTEMS FINALIZES PLAN OF ARRANGEMENT

TORONTO - November 1, 2002 - ADB Systems International (OTCBB: ADBI, TSE: ADY), a global provider of asset lifecycle management solutions, announced that its recently announced plan of arrangement becomes effective today through filing of articles of arrangement following the full receipt of shareholder, court, exchange and regulatory approvals. Accordingly, the Company will now operate as ADB Systems International Ltd. ADB's ticker symbol, ADY, on the TSX is unaffected. The Company expects that its ticker symbol on the OTC Bulletin Board will change, and will notify shareholders as appropriate.

About ADB Systems International Ltd.
------------------------------------

ADB Systems International delivers asset lifecycle management solutions that help companies source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, chemicals, manufacturing and financial services. Current customers and partners include BP, GE Capital, Halliburton Energy Resources, HFK, permanent TSB, ShopNBC, Skerman Group, and Vesta Insurance.

ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company's shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBI).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.

Forward-looking statements are subject to risks and uncertainties that may cause ADB's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time


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to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:

At ADB Systems International Ltd.

Joe Racanelli, Director of Marketing
Tel: (905) 672-7467  ext. 273
Fax: (905) 672-9928
E-mail: jracanelli@adbsys.com